The3rdBevCo, Inc.

2805 Veterans Highway

Suite 15,

Ronkonkoma, NY 11779

VIA EDGAR

July 10, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3010

RE: The3rdBevCo, Inc. (the “Company)

Withdrawal of Post Qualification Amendment to Form 1-A (1-A POS-W)
Filed on June 30, 2023 (the “Form 1-A POS”)

File No. 024-12066

Dear Mr. Eckertt,

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, the Company hereby requests that Post Qualification Amendment to Form 1-A under Regulation A be withdrawn effective as of the date hereof or at the earliest practicable date hereafter. We are withdrawing the Post Qualification Amendment to Form 1-A as we are intend to file a new Form 1-A. We confirm that the Company has not sold any shares pursuant to the filed Post Qualification Amendment.

Should you have any questions regarding these matters, please contact our counsel Willliam Eilers at 561-484-7172.

Sincerely,

/s/ Peter Scalise

Peter Scalise

CEO